Date: December 21, 2020

John Cash

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Re:	Deseo Swimwear Inc. Form 10-K for the Year Ended December 31, 2019 Filed April 14, 2020 Form 10-K/A for the Year Ended December 31, 2019 Filed November 2, 2020 File No. 333-210419

In response to your letter dated December 15, 2020, the following information, corresponding sequentially to the paragraph in your letter, is hereby submitted on behalf of Deseo Swimwear Inc. (the “Company”).

Response

The Company spoke to Mr. John Cash and indicated that we had sent a response to the comment letter dated October 16, 2020. Upon further review he agreed. He also indicated that a small amendment regarding the financial reporting section under Management’s Annual Report on Internal Control Over Financial Reporting page 11, should be made to the Form 10-K/A filed on November 2, 2020. The Company has made that change the Amended Form 10-K/A is being filed concurrently with this letter.

Sincerely,

/s/ Suzanne Cope

Suzanne Cope, President